UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-69499

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Meridian Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1809 7th Ave, Suite 1330
(No. and Street)

Seattle, (City) WA (State) 98101 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Murphy (Name) 206-224-6156 (Area Code – Telephone Number) bmurphy@meridianllc.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C. - Certified Public Accountants and Advisors
(Name – if individual, state last, first, and middle name)

80 Washington Street, Bldg S (Address) Norwell (City) MA (State) 02061 (Zip Code)

2/24/2009 (Date of Registration with PCAOB)(if applicable) 3373 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Brian Murphy, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Meridian Capital LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Jelani Oscar Howard
Notary Public
State of Washington
Commission Expires 06/08/2025
Lic. No. 21020537

Notary Public

Signature:

Title:
CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Meridian Capital, LLC
Report Pursuant to Rule 17a-5(d)
Financial Statements
For The Year-Ended December 31, 2021

Meridian Capital, LLC

Table of Contents

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Members
Meridian Capital, LLC
Seattle, Washington

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Meridian Capital, LLC, as of December 31, 2021, and the related statements of income, changes in members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Meridian Capital, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Meridian Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 17 through 24 has been subjected to audit procedures performed in conjunction with the audit of Meridian Capital, LLC's financial statements. The supplemental information is the responsibility of Meridian Capital, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with *C.F.R. §240.17a-5*. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.
We have served as the Company's auditor since 2020.
Norwell, Massachusetts
February 25, 2022

Meridian Capital, LLC
Statement of Financial Condition
December 31, 2021

Assets	
Cash	$7,165,829
Account Receivable, Net	$196,937
Prepaid expenses	$4,953
Deferred Rent Asset	$9,958
Right of Use - Lease Asset	$205,948
Property and equipment	$107,411
Total assets	$7,691,036
Liabilities and Members' Equity	
Liabilities	
Accounts payable and accrued expenses	$129,623
Wages payable and accrued payroll liabilities	$233,880
Accrued State and City Taxes	$143,944
Lease Liability	$205,948
Long Term Debt - PPP	$455,480
Total liabilities	$1,168,876
Members' Equity	
Members' Equity	$6,522,160
Total Members' Equity	$6,522,160
Total Liabilities And Members' Equity	$7,691,036

See accompanying notes to financial statements

Meridian Capital, LLC
Statement of Income
For The Year-End December 31, 2021

Revenues	
Advisory fee	$17,752,784
Other income	$156,521
Total revenues	$17,909,305
Expenses	
Employee compensation and benefits	$8,185,409
Guaranteed payments	$4,677,755
Professional fees	$360,970
Occupancy	$261,129
Communication and Software	$18,075
Tax and licenses	$302,730
Other operating expenses	$772,851
Advertising and marketing	$127,308
Total expenses	$14,706,228
Net Ordinary Income	$3,203,077
Interest Income	$3,304
Other Income / PPP Loan Forgiveness	$441,325
Net income	$3,647,706

See accompanying notes to financial statements

Meridian Capital, LLC

Statement of Changes in Members' Equity
For the Year-Ended December 31, 2021

	Total Members' Equity
Balance at December 31, 2020	$3,282,454
Capital distributions	($408,000)
Net Income	$3,647,706
Balance at December 31, 2021	$6,522,160

See accompanying notes to financial statements

Meridian Capital, LLC Statement of
Statement of Cash Flows For
TheYear-Ended December 31, 2021

Cash flow from operating activities:		
Net income (loss)		$3,647,706
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	$7,832	
(Increase) decrease in :		
Accounts receivable	(64,864)	
Prepaid expenes	0	
(Decrease) increase in :		
Accounts payable and accrued expenses	55,654	
PPP Loan Forgiveness	(436,600)	
Wages payable and payroll liabilities	(261,362)	
Accrued State and City Taxes	143,944	
Lease Liability	6,900	
Total adjustments		(548,496)
Net cash provided by (used in) operating activities		3,099,210
Cash Flows From Investing Activities:		
Purchases of property and equipment	(5,937)	
Net cash provided by (used in) investing activities		(5,937)
Cash flow from financing activities		
Issuance of Long Term Debt	455,480	
Capital distributions	(408,000)	
Net cash provided by (used in) financing activities		47,480
Net increase (decrease)		3,140,753
Cash at December 31, 2020		4,025,076
Cash at December 31, 2021		$7,165,829
Cash paid during the year for:		
Interest	$0	
Income taxes	$157,301	

See accompanying notes to financial statements

Meridian Capital, LLC
Notes to Financial Statements
December 31, 2021

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Meridian Capital, LLC (the "Company") is a Washington Limited Liability Company which registered in Washington on November 3, 2003. In 2016, the Company became a registered broker/dealer in securities under the Securities Exchange Act of 1934, as amended, to provide mergers and acquisitions, consulting, and private placement services. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker dealer, that provides several classes of services, including advisory services. Advisory fees generally consist of retainers that are paid after letters of engagement are signed for services, as well as success fees upon the closing of transactions in which the Company participated.

Under its membership agreement with FINRA and pursuant to Footnote 74 of Rule 15c3-3, the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are valued and reported at net realizable value under the direct write off method. Amounts written off were considered necessary because probable uncollectible accounts are material. As of December 31, 2021, the Company recorded $145,506 as bad debt expense included in other operating expenses on the Statement of Income.

The Company receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company recognizes its advisory fees when earned, usually after completion of the assignment or upon invoicing of non-refundable retainers or fee payments, in accordance with written terms of its engagement agreements.

Property and equipment is stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company, with the consent of its Members, has elected to be a Washington Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company earns consulting and transaction fees from providing M&A advisory services. Generally, consulting fees are charged monthly based on a multi-month agreement. Transaction fees are contingent upon and billed at the closing of a transaction. The following table disaggregates the Company's revenue based on the timing of satisfaction of performance obligations for the year ended December 31, 2021.

Performance Obligations Satisfied at a Point in Time	$ 16,078,589
Performance Obligations Satisfied Over Time	$ 1,830,716
Total Revenue	$ 17,909,305

Cash and Cash Equivalents

For purposes of Cash and Cash Equivalents, the Company considers money market funds with a weighted average maturity of three months or less to be cash equivalents. The Company maintains its cash deposit in accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts.

Meridian Capital, LLC
Notes to Financial Statements
December 31, 2021

NOTE 2: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), all tax effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for Federal Income Taxes in included in these financial statements, however the State of Washington and the City of Seattle, both assess a Business and Occupation tax of 1.5% and .427% of revenue, respectively.

NOTE 3: PROPERTY AND EQUIPMENT

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Furnitures and fixtures	$ 74,097	5-7
Leasehold improvement	101,362	39
Computer equipment	38,096	5-7
	213,554	
Less: accumulated depreciation	(106,143)	
Property and equipment, net	$ 107,411	

Depreciation expense for the year ended December 31, 2021 was $7,832.

NOTE 4: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

NOTE 5: COMMITMENTS AND CONTINGENCIES

The Company is not currently a party to any legal action.

NOTE 6: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2021 or during the year then ended.

NOTE 7: FAIR VALUE

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. The adoption of ASC Topic 820 did not impact the Company's financial condition or results of operations. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

> Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.
>
> Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.
>
> Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of December 31, 2021.

NOTE 8: RECENTLY ISSUED ACCOUNTING STANDARDS

ASC 606, Revenue from Contracts with Customers, was issued on May 28, 2014. ASC 606 provides guidance related to revenue from contracts with customers. Guidance applies to all entities and to all contracts with customers, with the exception of the following transactions noted in ASC 606-10: lease contracts, insurance contracts, financial instruments and other contractual rights or obligations, guarantees, nonmonetary exchanges between entities in the same line of business. For public business entities, certain not-for-profit entities, and certain employee plans, the effective date for ASC 606 is annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The effective date for all other entities is annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. The Company adopted this policy effective January 1, 2020 and has determined that there was no prior period impact.

NOTE 8: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases.* The Company is a lessee in one non-cancellable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, the company incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company entered into an amended lease agreement for its office space effective as of July 23, 2018. The new lease term is 48 months starting from November 1, 2018. The lease has annual rent increases of approximately 3.0%. The lease will terminate on October 31, 2022.

For the year ended December 31, 2021 the rent expense was $260,929.

Annual minimum lease commitment for remaining 1 year:

	Lease payment	PV Factor 4.28%	PV Payment
10/31/2022	$ 214,670	.959371	$ 205,948
Total Annual Lease Commitments			$ 205,948

Meridian Capital, LLC
Notes to Financial Statements
December 31, 2021

NOTE 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2021, the Company had net capital of $6,202,901 which was $6,138,705 in excess of its required net capital of $64,195; and the Company's ratio of aggregate indebtedness of $962,928 to net capital was 0.16 to 1.

NOTE 10: SBA PAYROLL PROTECTION LOAN

In March of 2021, the Company received $455,480 from phase 2 of the SBA Payroll Protection Loan Program. In accordance with the PPP Loan Program, this loan may be forgiven if it is used for approved payroll and overhead expenditures. At December 31, 2021, the Company has not submitted for any loan forgiveness for the phase 2 SBA Payroll Protection Loan. Management is of the opinion that this entire loan amount was utilized on qualified PPP loan expenditures; and therefore, expects the entire loan amount to be forgiven.

In May of 2021, the Company's phase 1 SBA Payroll Protection Loan in the amount of $436,600 was fully forgiven in addition to $4,725 in related interest expense. These amounts are recognized as Other Income / PPP Loan Forgiveness on the Statement of Income.

NOTE 11: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued.

As a result of the COVID-19 outbreak in the United States and across the world, financial and operational challenges have arisen. The Company has been able to enact procedures to abate the financial and operational effects of the outbreak without a reduction in its workforce. Although these challenges are expected to be temporary, the extent of the financial impact and other possible impacting matters going forward are unknown at this time.

Meridian Capital, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2021

Computation of net capital		
Members' Equity	$6,522,160	$6,522,160
Total Members' Equity		
Less: Non allowable assets		
Account receivable	($196,937)	
Prepaid expenes	($4,953)	
Property and equipment	($107,411)	
Deferred Rent Asset	($9,958)	
Right of use - lease asset in excess of lease liability	$0	
Total non-allowable assets		($319,259)
Net Capital		$6,202,901
Computation of net capital requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$64,195	
Minimum dollar net capital required	$5,000	
Net capital required (greater of above)		$64,195
Excess net capital		$6,138,705
Aggregate indebtedness		$962,928
Ratio of aggregate indebtedness to net capital		0.16 : 1

See independent auditor's report

Meridian Capital, LLC

Schedule II - Determination of the Reserve Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2021

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 under paragraph Footnote 74.

Schedule III – Information Relating to Possession or Control

Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2021

The Company is exempt from Rule 15c3-3 as it related to Possession and Control requirements under the Footnote 74 exemption provision.

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2021
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

MIXED AADC 220
69499 FINRA DEC

MERIDIAN CAPITAL LLC
1809 7TH AVE STE 1330
SEATTLE, WA 98101-1394

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Brian Murphy (206) 224-6156

WORKING COPY

2.	A. General Assessment (item 2e from page 2)	$16,851.24
	B. Less payment made with SIPC-6 filed (exclude interest) 7/31/2021 (Date Paid)	(1,234.01)
	C. Less prior overpayment applied	(6,667.92)
	D. Assessment balance due or (overpayment)	8949.31
	E. Interest computed on late payment (see instruction E) for______days at 20% per annum	0
	F. Total assessment balance and interest due (or overpayment carried forward)	$8,949.31

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $8,949.31

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Meridian Capital LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 8th day of February, 20 22.

CEO and Managing Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2021
and ending 12/31/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$17,909,305.18
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Revenue associated with M&A advisory on asset transactions and membership interests/LLC structure. (Deductions in excess of $100,000 require documentation)	6,675,146.09
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	6,675,146.09
2d. SIPC Net Operating Revenues	$11,234,159.09
2e. General Assessment @ .0015	$16,851.24

(to page 1, line 2.A.)

LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Members
Meridian Capital, LLC
Seattle, Washington

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Meridian Capital, LLC. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences,

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences,

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences, and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we

performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

LMHS, P.C.

LMHS, P.C.
We have served as the Meridian Capital, LLC's auditor since 2020.
Norwell, Massachusetts
February 25, 2022

MERIDIAN CAPITAL

Assertions Regarding Exemption Provisions

Meridian Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; and/or (2) engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Meridian Capital LLC

I, Brian Murphy, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Brian Murphy - CEO and Managing Director

February 25, 2021

(Date)

LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Meridian Capital, LLC
Seattle, Washington

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Meridian Capital, LLC stated that Meridian Capital, LLC's business activities are limited to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; and/or engaging solely in activities permitted for capital acquisition brokers, specifically to act as selling agent in the solicitation of private offerings on a best effort basis and that it has not held customer funds or securities and that Meridian Capital, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013 and as discussed in Q&A 8 of the related FAQ issued by SEC state on April 4, 2014. Meridian Capital, LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended December 31, 2021, without exception. Meridian Capital, LLC management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Meridian Capital, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

LMHS, P.C.

LMHS, P.C.
We have served as Meridian Capital, LLC's auditor since 2020.
Norwell, Massachusetts
February 25, 2022